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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2010

Washington, DC

SEC FILE NUMBER
8-48578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Finantia USA Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 28th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Finantia USA Ltd. for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Financial and Operations Principal
Title

Subscribed and sworn
to before me this 24th
day of February, 2010

Bernice Woods

BERNICE WOODS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires May 15, 2012

Finantia USA Ltd.

Statement of Financial Condition
December 31, 2009

Finantia USA Ltd.
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of Finantia USA Ltd.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Finantia USA Ltd. (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

Finantia USA Ltd.
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 1,378,502
Fail to Deliver	39,151
Due from customer	10,097
Leasehold improvements and equipment	
(net of accumulated amortization and depreciation of $139,214)	167,001
Security deposit	99,216
Deferred tax asset	31,700
Other assets	19,974
Total assets	$ 1,745,641
Liabilities and Stockholder's Equity	
Accrued expenses and other liabilities	$ 149,591
Fail to Receive	49,051
Total liabilities	198,642
Commitments (Note 5)	
Common stock ($.01 par value; 1,000 shares authorized, 200 issued and outstanding)	2
Additional paid-in capital	514,219
Retained earnings	1,032,778
Total stockholder's equity	1,546,999
Total liabilities and stockholder's equity	$ 1,745,641

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Finantia USA Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Finantia Holdings B.V. (the "Parent"), which is an indirect wholly owned subsidiary of Banco Finantia S.A. (the "Ultimate Parent").

The Company acts as a broker for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through an affiliate. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are allocated by the affiliate and remitted to the Company periodically.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

These financial statements were approved by management and available for issuance on February 26, 2010 Subsequent events have been evaluated through this date.

Cash and Cash Equivalents
The Company considers money market accounts to be cash equivalents. Cash and cash equivalents consist of cash deposits held in accounts at two New York financial institutions and therefore are subject to the credit risk at these financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Leasehold Improvements and Equipment
Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

At December 31, 2009, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2006.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2009, the Company had net capital of approximately $1,229,000 which exceeded the required net capital by approximately $979,000.

4. Leasehold Improvements, Furniture and Equipment

Details of furniture and equipment are as follows:

Furniture	$ 40,986
Equipment	65,363
Leasehold Improvements	199,866
	306,215
Less: accumulated depreciation	139,214
	$ 167,001

5. Commitments

The Company leases office space under a non-cancellable lease agreement which expires September 20, 2014. The future minimum annual payments, at December 31, 2009, under this agreement are approximately:

Year Ending December 31,	Total Commitments
2010	$ 191,000
2011	197,000
2012	198,000
2013	198,000
2014	149,000
	$ 933,000

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor. The Company also has a security deposit of $99,216 relating to the lease.

6. Income Taxes

Deferred tax assets relate to differences between book and tax depreciation.